EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com
NEWS RELEASE

March 8, 2021

AVINO INCREASES ITS CAPITAL AND EXPLORATION PLANS FOR 2021;

UPS PLANNED DRILLING PROGRAM FROM 12,000 TO 30,600 METRES

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is implementing a fully funded increase in drilling from 12,000 to 30,600 metres as approved by Avino’s Board of Directors.

“The fully-funded increases to the drilling campaign, with the addition of Phases 2 & 3, as well as the PEA-recommended drilling on the Oxide Tailings resource, totaling 30,600 additional metres, are consistent with our strategy to increase value for shareholders in the long-term through drilling on the Avino Property”, said David Wolfin, President and CEO. “We are looking forward to receiving initial results from Phase 1 in Q2 2021, as well as advancing the Oxide Tailings project, as we continue to see exceptional value in this project.”

INCREASES:

Project	2021 Original Budget	2021 Expanded Budget	Increase
Exploration Program	12,000 metres	18,600 metres	6,600 metres
Oxide Tailings Project	-	12,000 metres	12,000 metres
Total	12,000 metres	30,600 metres	18,600 metres

Exploration Program

•	Increase from 12,000 to 18,600 metres
•	Phase 2, consisting of 6,600 metres, will focus on high-grade, narrow-vein mineralized systems, similar to the previously mined San Gonzalo system
•	Further drilling has been approved and will be subject to results from Phase 1 & Phase 2

Oxide Tailings Drilling

In 2017, Avino released an encouraging Preliminary Economic Assessment (“PEA”), which can be found on Avino’s profile on SEDAR. One of the recommendations from the PEA was to perform additional surface drilling to increase the confidence level of the resource. This would be done in anticipation on commencing a Pre-Feasibility Study (“PFS”). Avino will proceed with the recommended drilling, with the intention of making a decision to proceed with a PFS later in the year.

Capital Expenditures

Following the increases mentioned above, budgeted capital expenditures for 2021 are now expected to be between $9 and $11 million, up from the original budget of between $6 and $8 million. All figures are stated in US dollars.

March 8, 2021

Avino Silver & Gold Mines Ltd. – News Release

Avino Increases It’s Capital and Exploration Plans for 2021

Ups Planned Drilling Program from 12,000 to 30,600 Metres

COVID-19 Protocols

The Company continues to implement its COVID-19 safety protocol plan at site to ensure the safety of employees and the communities surrounding the Avino mine property. Our drill program is utilizing employees who live locally and require minimal travel to and from the mine site.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, who is a qualified person within the context of National Instrument 43-101 have reviewed and approved the technical data in this news release.

About Avino

Avino is primarily a silver producer with a diversified pipeline of silver, gold, and base metal properties in Mexico. Avino produces from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, copper and gold production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of January 13, 2021 prepared for the Company, and referenced to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property has the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that its files with the U.S. Securities and Exchange Commission.

On October 31, 2018, the US Securities and Exchange Commission adopted Item 1300 of Regulation S-K (“Regulation SK-1300”) to modernize the property disclosure requirements for mining registrants, and related guidance, under the Securities Act of 1933 and the Securities Exchange Act of 1934. All registrants are required to comply with Regulation SK-1300 for fiscal years ending after January 1, 2021. Accordingly, the Company must comply with Regulation SK-1300 for its fiscal year ending December 31, 2021, and thereafter, and the Company will no longer utilized Industry Guide 7. Regulation SK-1300 uses the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”) based classification scheme for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources. U.S. Investors are cautioned not to assume that any part of the mineral resources in these categories will ever be converted into probable or proven mineral reserves within the meaning of Regulation S-K 1300.